Boston Capital

March 29, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund III, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 000-21718

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund III, L.P. (the "Company") to the comment contained in your letter dated March 27, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comment in italics below.

Exhibit 99.1

1. We have read your response to comment two. Rule 3-09(b) and Rule 3-02 of Regulation S-X requires statements of operations and cash flow for each of the three fiscal years preceding the date of the most recent audited balance sheet. Please confirm that in future filings, you will file the required financial statements for your significant equity method investments. Alternatively, if you qualify and choose to report as a smaller reporting company, please include the required disclosures outlined in Item 8-03(b)(3) of Regulation S-X for significant equity method investments.

Response:

In the future filings we will include the required financial statements for our significant equity method investments. Alternatively, if we do qualify and report as a smaller reporting company we will include the required disclosures outlined in Item 8-03(b)(3) of Regulation S-X for significant equity method investments.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund II, L.P.

By: /S/ Marc N Teal _________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999